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FOIA Confidential Treatment Requested by Citigroup Inc.

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

February 9, 2010

VIA EDGAR CORRESPONDENCE

Kevin W. Vaughn

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:                Citigroup Inc.

Form 8-K filed January 19, 2010

File No. 001-09924

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated January 29, 2010.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 8-K filed January 19, 2010

1.                                      We note your disclosure on page five of your release filed as part of Exhibit 99.1 that Securities & Banking revenues included a negative credit valuation adjustment (CVA) of $1.9 billion, of which $840 million represented the cumulative impact of a correction of an error in calculating the CVA on your fair value option debt in prior periods. Please respond to the following:

a. Tell us how the error was discovered and discuss the specific errors related to the calculation of CVA.

The Company determined that there was an error in the process used to value certain structured note liabilities for which the Company has elected the fair value option (FVO). Because of this process error, an own-credit valuation adjustment (CVA) was being improperly included at the time of issuance of FVO debt, rather than reflecting only changes in the Company’s credit spreads post-issuance. The cumulative effect of this error from January 1, 2007 (the date that FAS 157, now incorporated into ASC Topic 820, requiring the valuation of own-credit for FVO liabilities, was adopted) through September 30, 2009 was to overstate income and retained earnings by $518 million ($840 million on a pretax basis).

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The error was discovered in the course of research into questions raised in considering the attribution to the business units at desk level of CVA adjustments on “own credit” for structured notes issued by the Company. Own-credit CVA had been held at top-level administrative units within the reportable business segments, but not attached to the individual desks responsible for the underlying transactions. The attribution to the business unit desks is being done as part of a project to improve the internal transparency of and accountability for “own credit” CVA. The error applies only to certain structured notes for which the FVO has been elected.

Structured note transactions involve the issuance by Citigroup to an independent counterparty of a structured note paying Citigroup’s current market interest rate plus or minus the return on an underlying referenced security or index. FAS 155 (now incorporated into ASC Topic 815) changed the accounting for these structured notes in that, rather than having to bifurcate the derivative embedded in the notes and mark it to market separately, the entire hybrid instrument could now be marked to market through earnings if the FVO were elected. The requirement to calculate and record CVA on one’s “own credit” relative to FVO liabilities commenced with the adoption of FAS 157 (now incorporated into ASC Topic 820) on January 1, 2007, at a time when Citigroup’s credit spread was quite narrow.

Under this new accounting election, the process used to value the structured note liabilities was to calculate and record own credit CVA separately. However, because of a process error, an incorrect reference was being used consistently as the source of the valuation which resulted in recording own credit CVA in earnings at the time of issuance of the notes, rather than reflecting only changes in the Company’s credit spreads post-issuance. The amount of the error was dependent upon the size of the Company’s credit spreads and the volume of net new issuances. Consequently, the size of the error increased as Citigroup’s credit spreads widened and the issuance of notes increased substantially in the 2008/2009 timeframe. The error was self-correcting, but only by time decay to maturity or at the time of repurchase of the notes by Citigroup.

The error was not apparent in reviewing previous quarters since the magnitude and direction of CVA adjustments were in line with credit spread movements and net issuance volume in each of those quarters.

b. Tell us whether you have a similar CVA calculation error related to your other assets and liabilities that are also carried at fair value, such as your derivatives portfolio.

The process used to calculate the value of the Company’s FVO debt, including CVA, is distinct and separate from the process used to calculate the fair value of other assets and liabilities. We have confirmed that the error in the process and resultant CVA calculation error related to FVO debt does not exist for other assets and liabilities carried at fair value, including the derivatives portfolio.

c. Discuss any changes made to your internal controls over financial reporting to detect or prevent these types of errors from occurring in the future.

In addition to correcting the error in the process that caused the CVA error on FVO debt, the Company is also strengthening many of the systems and controls surrounding the CVA calculation. Over the course of 2009 a project was implemented which migrated the CVA calculation into a secure technology environment and automated key processes and reporting utilities in order to reduce manually intensive processes and controls. As of December 31, 2009, 90% of FVO debt transactions have been automated on a system that feeds directly into the CVA calculation with the remaining 10% scheduled to be completed in the first quarter of 2010. In addition, a web-based interface has been implemented to allow for more timely distribution, and to enhance the efficiency and frequency of analytical review of changes in exposures and CVA balances. For 2010, a project has been established to move the CVA calculation from its current environment to business models which will incorporate the modeling of FVO debt transactions. This will facilitate the recording of own-credit CVA at the business unit level to improve transparency of and accountability for CVA balances. An outside accounting firm will be engaged in 2010 to review the overall CVA process and document the end-to-end CVA control environment ensuring transparency for internal and external reviewers.

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d. Provide us with your materiality analysis supporting your conclusion that the errors and the related cumulative error correction in the fourth quarter of 2009 was not material to any period.

The following is a summary of the materiality analysis we performed upon discovery of the FVO CVA error. In determining the materiality of the impact of the error on Citigroup’s financial statements, pursuant to the guidance provided by the SEC, we analyzed the error using both quantitative and qualitative factors, and applied appropriate judgment.

[***]

In accordance with the SEC guidance, we also considered the following qualitative factors in concluding that the amount of misstatement was not material to our financial statements:

•                  It is unlikely that a reasonable person relying on the financial report would have been influenced by the inclusion or correction of the CVA misstatement, because in analyzing earnings most research analysts exclude own-credit CVA when evaluating the financial statements of financial institutions.

•                  The error does not mask a change in earnings, revenues or margin trends, because Citi has experienced significant volatility in its earnings over the periods affected.

•                  The analysts’ consensus expectations for Citigroup’s earnings have consistently been greatly divergent from our reported earnings.  In no quarter or year would the impact of the errors on EPS have been large enough to cause reported earnings to match the analysts’ consensuses.

•                  The inclusion of the inception spread in CVA, and other unrecorded errors, would not have changed income available to common shareholders into a loss or a loss into income in any of the quarters or years impacted by the error.

•                  Capital ratios were not significantly impacted by the error. The impact in any given period of correcting the CVA error on Tier 1 capital ratio would be [***] bps or less, the impact on other regulatory capital ratios is similarly immaterial in each period.

•                  The error did not impact compliance with loan covenants or other contractual requirements.

•                  The error did not have the effect of increasing management’s bonuses or other forms of incentive compensation as CVA is excluded from incentive compensation calculations.

•                  There was no concealment of an unlawful transaction involved.

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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•                  Because Citigroup stock is not trading on earnings multiples, and has not for some time, the error would not have caused a significant negative reaction (Citigroup stock has been trading on a percentage of book value).

The error was not intentional, but rather was a error in the process due to an unintentional oversight.

SAB 99
Amounts in thousands (except EPS)	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008
Net Income, as reported	$3,617,000	$(5,111,000)	$(2,495,000)	$(2,815,000)	$(17,263,000)	$(27,684,000)

CVA Error (After Tax)	(76,640)	(4,430)	(35,716)	(59,756)	(26,976)	(126,878)
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]	[***]	[***]	[***]

EPS, as reported	$0.67	$(1.03)	$(0.55)	$(0.61)	$(3.40)	$(5.63)
[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]	[***]	[***]	[***]

SAB 99
Amounts in thousands (except EPS)	1Q 2009	2Q 2009	3Q 2009
Net Income, as reported	$1,593,000	$4,279,000	$101,000

CVA Error (After Tax)	(122,236)	(71,281)	(121,223)
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]

EPS, as reported	$(0.18)	$0.49	$(0.27)
[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]

	SAB 99 & SAB 108
Amounts in thousands (except EPS)	4Q 2009	2009	2009 w/o TARP Repayment
Net Income, as reported	$(7,579,000)	$(1,605,789)	$4,774,211

CVA Error (After Tax)	518,258	203,518	203,518
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]

EPS, as reported	$(0.33)	$(0.80)	N/A
[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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e. In future filings, including your 2009 Form 10-K, please expand your discussion of the error to provide more information on the specific cause and nature of the calculation errors.

The following is the draft of our proposed disclosure we intend to include in Citigroup’s 2009 Form 10-K.

CVA Accounting Misstatement

The Company determined that an error existed in the process used to value certain liabilities for which the Company elected the fair value option (FVO). The error related to a calculation intended to measure the impact on the liability’s fair value attributable to Citigroup’s credit spreads. Because of the error in the process, an own-credit valuation adjustment was being improperly reported at the time of issuance of new FVO debt, rather than reflecting only changes in the Company’s credit spread post-issuance. The error was self-correcting but only by time decay to maturity or at the time of repurchase of the debt by Citigroup (See Note XX for a description of own-credit valuation adjustments). The cumulative effect of this error from January 1, 2007 (the date that FAS 157 (ASC Topic 820), requiring the valuation of own-credit for FVO liabilities, was adopted) through December 31, 2008 was to overstate income and retained earnings by $204 million ($330 million on a pretax basis). The impact of this adjustment was determined not to be material to the Company’s results of operations and financial position for any previously reported period. Consequently, in the accompanying financial statements, the cumulative effect through December 31, 2008 is recorded in 2009.

The table below summarizes the previously reported impact of CVA income for debt on which the FVO was elected and the related adjustments to correct the process error for the impacted reporting periods.

In millions of dollars	2008	2007

Pretax gain (loss) from the change in the CVA reserve on FVO debt that would have been recorded in the income statement:
Previously reported	$4,558	$888
Corrected amount adjusted for removal of error	4,352	764
Difference	$206	$124

In millions of dollars	2008	2007

Year-end CVA reserve reported as a Contra-liability on FVO debt:
Previously reported	[***]	[***]
Corrected amount adjusted for removal of error	[***]	[***]
Difference	[***]	[***]

In addition to the disclosure made in the Form 8-K filed on January 19th, in which we included the impact of the CVA errors on the earnings of quarterly period affected, we will also disclose the impact of the CVA error on earnings of the quarterly periods affected in the Selected Quarterly Data (unaudited) footnote in our 2009 annual report on Form 10-K. The cumulative effect of this error from January 1, 2007 (the date that FAS 157 (ASC Topic 820), requiring the valuation of own-credit for FVO liabilities, was adopted) through September 30, 2009 was to overstate income and retained earnings by $518 million ($840 million on a pretax basis).

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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2.                                      We note your disclosure on page three of your release filed as part of Exhibit 99.1 about the number of modifications you have performed during the past year. Please tell us and discuss in future filings how modifications impact the timing of the recording the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology. Additionally, discuss how the high level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

As disclosed on page 44 of our 2009 third quarter Form 10-Q (Third Quarter Form 10-Q), under “Consumer Loan Modification Programs — Long-Term Programs,” consumer loans that have been modified due to the borrowers’ financial difficulties where a long-term concession has been granted to the borrower are accounted for as “Troubled Debt Restructurings” (TDRs). The allowance for loan losses (LLR) for TDRs is determined by comparing estimated cash flows of the loans discounted at the loans’ original contractual interest rates to the carrying value of the loans.  The LLR for short-term modified and non-modified consumer loans is calculated by various analyses, including migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect current trends and conditions. Numerous other factors are considered in this LLR process.  As also noted on page 44 of our Third Quarter Form 10-Q under  “Consumer Loan Modification Programs —  Short-Term Programs,”  with respect to reserving for loans under short-term modification programs, we state, “Appropriate loan loss reserves have been established, giving consideration to the higher risk associated with those borrowers.” The LLR for loans modified under short-term programs reflects the estimated future credit losses for those loans.

The amount of the difference between the LLR that has been recorded for a loan up to the time of modification (through the normal LLR process) and the LLR that is required as a result of the modification will vary depending upon several factors, including the type of loan and its original terms, the modification terms, and the risk characteristics of the loan, including the stage of delinquency that the loan is in at the time of the modification. The LLR recorded in the period of modification for loans under modification programs in our U.S. credit card and consumer finance businesses at least doubles the LLR that had previously been recorded pre-modification for those loans. However, in our U.S. residential real estate long-term modification program (including HAMP), there is no significant difference between the LLR that is already recorded and the LLR that is required in the period of modification, primarily driven by the delinquency characteristics of the loans when modified.

The historical level of re-default subsequent to a loan’s modification, adjusted to reflect the specific risk characteristics of those loans and the modification terms, is one of the factors that is utilized to determine the future estimated cash flows, and therefore the LLR that is required, for a loan modified under either our short-term or long-term modification programs.

3.                                      Tell us and disclose in future filings more about the forbearance programs that are offered to your credit card customers and discuss how these programs impact your credit loss statistics and timing of the recording of the allowance for loan losses. Additionally, please add a discussion of how successful these programs are and the statistics you review in evaluating the various programs offered.

Citigroup’s 2009 Third Quarter Form 10-Q provided qualitative and quantitative disclosure of the short-term and long-term consumer loan modification programs offered to our customers, including credit card customers. As noted in Citigroup’s response letter to the SEC dated January 28, 2010 relating to our Third Quarter 10-Q, we will revise our future annual and quarterly disclosures starting in our Form 10-K for the fiscal year ended December 31, 2009 to include “a tabular disclosure of gross amounts of loans modified under interest rate reduction programs, by loan type and category [(for Consumer, that is Mortgage and Real Estate, Credit Cards, and Installment and Other)], and further segregated by accrual and non-accrual loans.  To the extent material, we will provide this disclosure separately for the short-term and long-term modification programs, including HAMP.”

In addition, as further noted in that response letter, “Citigroup intends to provide a narrative discussion addressing its success with the different types of concessions described in its future loan modification disclosures, as applicable. Such discussion

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will likely include the fact that the measurement of success varies by program objectives, type of loan as well as geography, among other factors. In addition, Citigroup will disclose that a variety of metrics are used to evaluate the success of concessions offered to customers. Such metrics may include re-default rates and balance reduction trends. These metrics may be compared against the performance of similarly situated customers who did not receive concessions.” As accounts enter these modification programs, we build our loan loss reserves in consideration of their early impact on net credit losses.

Following is a draft of the disclosure that we intend to include to address the success of the U.S. credit card short-term and long-term interest rate reduction programs:

Citigroup offers both short-term and long-term modification programs to its U.S. credit card customers. The short-term programs provide interest rate reductions for up to 12 months and are targeted at customers experiencing temporary financial difficulties.  The long-term programs effectively convert the credit card balance to a closed-end amortizing loan at a reduced interest rate for up to 5 years and are offered to customers experiencing significant financial distress. In both types of programs, the annual percentage rate (APR) is typically reduced to below 10%.

Citigroup monitors the performance of these U.S. credit card programs by tracking cumulative loss rates by vintages (when customers enter a program) and comparing that performance with that of similar accounts whose terms were not modified. We have noted that for U.S. credit cards, at 24 months after modifying an account, we typically reduce credit losses by approximately one-third compared to similar accounts that were not modified. This improved performance of modified loans relative to those not modified is generally greatest during the first 12 months after modification. Following that period, our losses increase, but typically stabilize at levels which are still well below those for similar loans that were not modified, resulting in this improved cumulative loss performance. We tend to see that this benefit is sustained over time across our U.S. credit card portfolios.

Refer to the response to your comment 2 above regarding the recording of the allowance for loan losses for modified loans.

4.                                      Tell us and disclose in future filings how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE’s, monoline insurers and any private loan purchasers. Please ensure your response addresses the following areas:

a. The specific methodology employed to estimate the allowance related to various representations and warranties, including any differences that may result depending on the type of counterparty to the contract.

b. Discuss the level of allowances established related to these repurchase requests and how and where they are classified in the financial statements.

c. Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.

d. Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

e. Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

In future filings, Citigroup will disclose the following:

When selling a loan, the Company makes various representations and warranties relating to, among other things, the following:

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•                  The Company’s ownership of the loan;

•                  The validity of the lien securing the loan;

•                  The absence of delinquent taxes or liens against the property securing the loan;

•                  The effectiveness of title insurance on the property securing the loan;

•                  The process used in selecting the loans for inclusion in a transaction;

•                  The loan’s compliance with any applicable loan criteria (e.g., loan balance limits, property type, delinquency status) established by the buyer; and

•                  The loan’s compliance with applicable local, state and federal laws.

Our repurchases are primarily from Government Sponsored Entities. The specific representations and warranties made by the Company depend on the nature of the transaction and the requirements of the buyer. Market conditions and credit-ratings agency requirements may also affect representations and warranties and the other provisions the Company may agree to in loan sales.

In the event of a breach of the representations and warranties, the Company may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify (“make-whole”) the investor or insurer. We have recorded a repurchase reserve that is included in Other liabilities in the Consolidated Balance Sheet. In the case of a repurchase, the Company will bear any subsequent credit loss on the mortgage loans. The Company’s representations and warranties are generally not subject to stated limits in amount or time of coverage. However, contractual liability arises only when the representations and warranties are breached and generally only when a loss results from the breach. In the case of a repurchase, the loan is typically considered a credit-impaired loan and accounted for under SOP 03-3 (now incorporated into ASC Topic 310). These repurchases have not had a material impact on nonperforming loan statistics, because credit-impaired purchased SOP 03-3 loans are not included in nonaccrual loans.

The Company estimates its exposure to losses from its obligation to repurchase previously sold loans based on the probability of repurchase or make-whole and an estimated loss given repurchase or make-whole. This estimate is calculated separately by sales vintage (i.e., the year the loans were sold) based on a combination of historical trends and forecasted repurchases and losses considering the: (1) trends in requests by investors for loan documentation packages to be reviewed; (2) trends in recent repurchases and make-wholes; (3) historical percentage of claims made as a percentage of loan documentation package requests; (4) success rate in appealing claims; (5) inventory of unresolved claims; and (6) estimated loss given repurchase or make-whole, including the loss of principal, accrued interest, and foreclosure costs. We do not change our estimation methodology by counterparty, but the historical experience and trends are considered when evaluating the overall reserve.

The request for loan documentation packages is an early indicator of a potential claim. During 2009, loan documentation package requests and the level of outstanding claims increased. In addition, our loss severity estimates increased during 2009 due to the impact of macroeconomic factors and recent experience. These factors contributed to a $493 million change in estimate for this reserve in 2009.

As indicated above, the repurchase reserve is calculated by sales vintage. The majority of the repurchases in 2009 were from the 2006 and 2007 sales vintages, which also represent the vintages with the largest loss-given-repurchase. An insignificant percentage of 2009 repurchases were from vintages prior to 2006, and this is expected to decrease, because those vintages are later in the credit cycle. Although early in the credit cycle, the Company has experienced improved repurchase and loss-given-repurchase statistics from the 2008 and 2009 vintages.

In the case of a repurchase of a credit-impaired SOP 03-3 loan, the difference between the loan fair value and unpaid principal balance at the time of the repurchase is recorded as a utilization of the repurchase reserve. Payments to make the investor whole are also treated as utilizations and charged directly against the reserve. The provision for estimated probable losses arising from loan sales is recorded as an adjustment to the gain on sale, which is included in Other revenue in the Consolidated Statement of Income. A liability for representations and warranties is estimated

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when the Company sells loans and is updated quarterly. Any subsequent adjustment to the provision is recorded in Other revenue in the Consolidated Statement of Income.

The activity in the repurchase reserve for the years ended December 31, 2009 and 2008 is as follows (in millions):

	2009	2008
Balance, beginning of the year	$75	$2
Additions for new sales	33
Change in estimate	493	82
Utilizations	(119)	(9)

Balance, end of the year	$482	$75

5.                                      We note your disclosure on pages 17 and 18 of your release filed as part of Exhibit 99.2 that Institutional Clients Group and Securities & Banking each had credit reserve releases of $138 million and $141 million, respectively, during the fourth quarter of 2009. Please provide us with additional information regarding the events that occurred that supported a release in the allowance for loan losses during the period. As part of your response, please discuss whether the reductions were due to a decrease in non-accrual loans at these business units, reductions in severities of losses realized, or some other methodology change related to the calculation of the allowance. Please also tell us whether any of your credit statistics for these business units have changed dramatically as a result of the reduction in the allowance.

Please note that Securities and Banking (S&B) is part of the Institutional Clients Group (ICG) business segment. The majority of the credit reserve release took place in S&B. As detailed on page 19 of our release filed as part of Exhibit 99.1, a $3 million credit reserve build in Global Transaction Services (GTS) makes up the difference between the $141 million S&B and $138 million ICG numbers. Therefore, this response applies to the ICG and S&B numbers.

The ICG recorded a release of $38 million of net reserves on impaired loans individually evaluated for collectability under ASC Topic 310 (formerly FAS 114). Releases of FAS 114 reserves include the effect of writing off impaired loans.

The portion of the net ICG reserve release related to the statistically calculated losses inherent in the classifiably managed portfolio estimated under FAS 5, which is now incorporated into ASC Topic 450, (FAS 5 loan loss reserves) was $100 million. In addition, there was a release of FAS 5 loan loss reserves of $[***] million for loans in the Special Asset Pool (SAP) in the Citi Holdings business segment, which is included as part of the credit reserve release of $188 million on page 25 of Exhibit 99.1. The FAS 5 loan loss reserves release was based on management’s judgment and determined by careful analysis of the calculated reserve requirement and overall corporate loan portfolio metrics (i.e., data across the ICG in the Citicorp business segment and the corporate loans within SAP in the Citi Holdings business segment).

[***]

Ratios	3Q 09	4Q 09
On-Balance Sheet Reserves / Corporate Loans (Funded)	[***]	[***]
Total Corporate Reserves / Non-accrual Corporate Loans	[***]	[***]

[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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There were no methodology changes related to the calculation of the allowance for loan losses for ICG or SAP.

6.                                      We note your disclosure to footnote one on page 35 of your release filed as part of Exhibit 99.2 that your policy is not to classify credit cards loans as non-accrual. Please ensure that this disclosure is clear throughout your documents. Additionally, given that these types of loans are never classified as non-accrual, please tell us why you believe it is appropriate in your allowance to non-accrual loan ratios to include the allowance allocated to these types of loans. We note that if the allowance to non-accrual loan ratios were revised to exclude the allowance for loan items which are never included as non-accrual, the ratios would likely be significantly different and it is possible that different trends could exist. Please advise us with respect to this point, and please ensure that your disclosures in future filings are clear on how these amounts are calculated.

Please note that Citigroup provides comparable Non-Accrual Asset information on pages 34 through 36 of Citigroup’s Quarterly Financial Data Supplement for the fourth quarter of 2009 (Exhibit 99.2) separately for Citigroup, Citicorp and Citi Holdings. In the future, we will ensure that it is clear throughout our filings that we do not classify credit card loans as non-accrual.

We believe that the ratio of the allowance to non-accrual loans is only one of several metrics used by analysts and investors to evaluate the adequacy of the allowance. This ratio, when combined with other analysis, can help the reader make their own assessment of reserve adequacy.

Since the entire allowance for loan losses is available to absorb probable credit losses inherent in the portfolio, we do not believe it is appropriate to disclose a ratio that would require the attribution of a specific portion of the allowance for loan losses to credit card loans. However, our disclosures will clarify that the allowance related to credit card loans is included in the total allowance for loan losses.

7.                                      We note your disclosure to footnote two on page 35 of your release filed as part of Exhibit 99.2 that non-accrual loans do not include loans accounted for as SOP 03-3 purchased distressed loans. Please clarify whether you would classify the purchased distressed loans as non-accrual in the future once you determine that an allowance for loan losses is required for those loans. If not, please tell us whether you adjust your allowance to non-accrual loan ratios to exclude the allowance related to these loans since the loans would not be included in the denominator of this ratio. If you do not adjust this ratio for any allowance related to these loans which do not get classified as non-accrual, please ensure that your disclosures in future filings are clear as to how this impacts the ratios and comparability among other companies in your industry.

As noted in our response to your comment 6 above, Citigroup provides comparable Non-Accrual Asset information on pages 34 through 36 of Exhibit 99.2 separately for Citigroup, Citicorp and Citi Holdings. While the amounts of the allowance for loan losses relating to SOP 03-3 loans are included in the total loan loss allowance, the allowance amounts relating to SOP 03-3 loans were not material for the periods presented on each of these pages. The allowance for SOP 03-3 loans resulted from further impairments subsequent to the purchases of these impaired loans.

As noted in our response to your comment 6 above, we believe that our entire allowance for loan losses is available to absorb probable credit losses inherent in the portfolio. Therefore, we do not believe it is appropriate to disclose a ratio that would require the attribution of a specific portion of the allowance for loan losses to SOP 03-3 loans. However, we will clarify in future filings that the allowance for SOP 03-3 loans is included in the total allowance for loan losses.

*********

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach
John C. Gerspach
Chief Financial Officer

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